Analysis of Proposed Terms

October 2007

Collins Stewart Contact Info



350 Madison Ave
New York, NY 10017
Phone: (212) 389-8000

Hany Awadalla
Managing Director
Head of Healthcare Investment Banking
Phone: (212) 389-8008
Fax: (212) 389-8880

Matthew C. Kapusta
Principal
Healthcare Investment Banking
Phone: (212) 389-8012
Fax: (212) 389-8880

Matt Philippe
Analyst
Healthcare Investment Banking
Phone: (212) 389-8017
Fax: (212) 389-8880

Safe Harbor

Certain matters set forth in this presentation, other than historical information, consist of forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to, among other things, expectations concerning the timing and potential benefits of the proposed transaction and the business and financial outlook of Chembio Diagnostics, Inc. ("Chembio"). These forward-looking statements are not guarantees of future performance and are subject to a variety of risks and uncertainties that could cause actual results to differ materially from the results contemplated thereby. Any forward-looking statements should be considered in light of the risks and uncertainties contained in Chembio's filings with the Securities and Exchange Commission, including but not limited to those contained in Chembio's most recent Form 10-KSB and subsequent Forms 10-QSB. Chembio incorporates herein the discussion of those factors. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of today. Chembio undertakes no obligation to update or revise the information provided herein, whether as the result of new information, future events or circumstances or otherwise.

Table of Contents

I Executive Summary

Overview

- Over the last several weeks, Chembio Diagnostics, Inc. ("Chembio" or the "Company") has worked with Collins Stewart LLC ("Collins Stewart"), an investment banking advisor, to develop a plan to simplify Chembio's capital structure

- The plan involves the conversion of all of the outstanding Series A, B and C Convertible Preferred Stock into shares of common stock and the exercise of a significant portion of the Company's outstanding warrants

- Chembio believes that the proposed transaction would be in the best interests of its shareholders and would allow Chembio to achieve two important goals:

  1. *Dramatically simplify Chembio's capital structure by substantially reducing the amount of equity-linked securities, with the objective of making Chembio's Common Stock more attractive to prospective investors*

  2. *Raise a minimum of $2,000,000 in additional capital with lower dilution to shareholders than is expected to be otherwise available*

- Chembio has discussed the proposed transaction with a small number of larger holders, and as a result believes that overall the holders will find the proposed terms favorable for consummating the proposed transaction

- The Closing date will be 14 days following the date the Company files with the SEC Form 10QSB financial report for the quarter ended and as of September 30, 2007. The Company plans to file this Form 10QSB on November 6, 2007 which means the Closing date will be November 20, 2007.

- ***To consent to the plan investors should return an executed copy of the accompanying definitive agreements to its financial advisor, Collins Stewart LLC ("Collins Stewart), by no later than November 20, 2007. Instructions have been provided in the cover letter to the package sent to you.***

Summary of Proposed Terms
Conversion of Preferred Stock

Conversion of Preferred Stock:

– All of the Company's Series A, B and C Convertible Preferred Stock would automatically convert into shares of Chembio common stock at reduced conversion prices as follows: <u>$0.40 for the Series A and Series B; $0.48 for the Series C</u>; and $0.48 for the Series A and Series B held by Lawrence A. Siebert, Chembio's Chief Executive Officer.

– In order to effect the conversion, a certain percent of each class must agree to the amendments. The percent of each class needed is 75% for each of the Series A and B, and 81% for the Series C.

– Based on recent discussions with a few large holders, Chembio believes that the proposed conversion can be effected.

Summary of Proposed Terms
Proposal to Warrant Holders

Proposed Terms for All Holders of Warrants:

– All warrant holders will have the option to exercise their warrants at Closing at a reduced exercise price.

- If the warrants are exercised at Closing for <u>cash</u>, the exercise price will be reduced to <u>$0.40</u>.

- If the warrants are exercised at Closing on a <u>cashless basis</u>, the exercise price will be reduced to <u>$0.45</u>.

  - The number of common shares to be received by the warrant holder upon a <u>cashless exercise at Closing</u> will be determined using a value of the common stock equal to <u>the greater of $0.53 or the 10-day volume weighted average stock price (VWAP)</u> ending on the second day prior to the Closing (see page. 17 for further detail).

– If a holder of warrants exercises at least 25% of its warrants at Closing for <u>cash at $0.40</u>, then it will have the option to exercise its remaining warrants for <u>cash or on a cashless basis at $0.45 through March 31, 2008</u>.

- If the warrant holder does not exercise the remaining portion of its warrants <u>by March 31, 2008</u>, then the unexercised warrants revert back to the original terms, except that all warrants (including those held by persons who did not exercise 25% for cash at Closing) will be amended to provide for cashless exercise after March 31, 2008.

- The number of common shares to be received by the warrant holder upon a cashless exercise <u>after March 31, 2008</u> will be determined using a value of the common stock equal to <u>the VWAP for the 10-trading-day period ending on the trading day immediately preceding the date of exercise.</u>

- If a holder of warrants does not exercise at least 25% of its warrants at Closing for cash at $0.40 then any remaining unexercised warrants will immediately revert back to the original terms, except for the amendment to add a cashless exercise provision effective after March 31, 2008.

8

Summary of Proposed Terms
Proposal to Warrant Holders

Cash Warrant Exercise from Inverness, Big Bend and Crestview:

– Big Bend (468,750), Inverness (625,000) and Crestview (625,000) have committed to exercise their Series C warrants at Closing for cash at $0.40, or a total of $687,500.

Additional Crestview Commitment:

– Crestview Cash Exercise Commitment: Crestview has committed to exercise by March 31, 2008 up to $1 million worth of its Series B warrants for cash at $0.45 (2,222,222 warrants) to the extent that the gross proceeds received by the Company from all other cash exercises of warrants is less than $2 million.

  – If such warrants were so exercised, then Crestview will have exercised an aggregate of 2,847,222 of its Series B and C warrants for aggregate cash consideration of $1,250,000 (see page 10).

Commitment of Lawrence Siebert:

– Lawrence Siebert, Chembio's CEO, has committed to exercise 250,000 warrants at Closing at the designated price of $0.40 per share, for a total exercise price of $100,000.

Summary of Proposed Terms
Cash Raised from Exercise of Warrants

Holder	Total Warrants	Cash Exercise of Warrants at Closing			$ Amount Raised with Crestview Cash Exercise Commitment [1]		
		Warrants Exercised	$ Raised at $0.40	%	Warrants Exercised	$ Raised at $0.40	%
Crestview	6,854,507	625,000	$250,000	12.5%	2,847,222	$1,250,000	62.5%
Big Bend	468,750	468,750	187,500	9.4%	468,750	187,500	9.4%
Inverness	625,000	625,000	250,000	12.5%	625,000	250,000	12.5%
Lawrence Siebert	2,543,231	250,000	100,000	5.0%	250,000	100,000	5.0%
Additional Warrants		3,031,250	1,212,500	60.6%	531,250	212,500	10.6%
Total		5,000,000	$2,000,000	100.0%	4,722,222	$2,000,000	100.0%

Effect of Additional Warrant Holders on Crestview (based on the above exhibit):

– Even if Big Bend and Inverness exercise 100% of their Series C warrants, in order for Crestview to be obligated to exercise 2,222,222 of its Series B warrants, holders of a minimum of 531,250 additional warrants (other than Crestview, Big Bend, Inverness and Lawrence Siebert) would need to exercise such warrants for cash at $0.40 so that the $2 million requirement is met.

– To the extent holders of 3,031,250 additional warrants (other than Crestview, Big Bend, Inverness and Lawrence Siebert) exercise their holdings for cash at $0.40, then Crestview would not be obligated to exercise that number of its Series B warrants.

(1) Assumes Crestview exercises all Series C warrants at $0.40 plus 2,222,222 Series B warrants at $0.45

II | **Transaction Rationale**

Goal #1: Simplify the Capital Structure

The Facts

- Chembio's capital structure is currently comprised of 14,080,155 shares of common stock, 26,546,564 common share equivalents of preferred stock, 26,196,085 warrants and 2,436,125 options

- The Series A, B and C Convertible Preferred Stock have a combined liquidation preference of $18.5 million and require annual dividend payments of 8%, 9% and 7%, respectively, resulting either in 2.8 million additional shares of common stock being distributed annually, thereby diluting the overall shareholder base, or in a cash outflow of approximately $1.4 million per year[1]

- Based on the closing stock price of $0.49 on 10/15/07, this implies a basic market capitalization of $6.9 million[2]. Chembio common stock has and an average daily dollar trading volume over the 30 days preceding 10/15/07 of approximately $13,000 per day

The Problem

- Chembio has been advised that investors perceive Chembio's capital structure to be highly complex and unattractive, and as a result, it has been very challenging for the Company to attract institutional investor interest and provide trading liquidity for its common stock

---

GOAL #1

Dramatically simplify the capital structure of the Company by substantially reducing the outstanding amount of equity-linked securities

---

(1) Based on a $0.49 share price
(2) Calculated by taking the 14,080,155 shares outstanding multiplied by the current share price of $0.49

Goal #1: Simplify the Capital Structure

How Does the Proposed Transaction Assist Chembio in Achieving Goal #1?

- According to the proposal, each share of Series A and B Convertible Preferred Stock would convert into shares of common stock at a conversion price of $0.40 per share and each share of Series C Convertible Preferred Stock would convert into shares of common stock at a $0.48 per share, except that the shares of Series A and Series B Preferred owned by Lawrence Siebert would convert at a conversion price of $0.48 per share

  - The conversion would eliminate all the outstanding Convertible Preferred Stock and increase the outstanding shares of common stock by 292% from 14.1 million to 55.3 million

  - Convertible Preferred Stock reduced to 0%

- The reduced conversion prices would result in each holder of Series A, B and C Convertible Preferred Stock receiving additional shares of common stock upon conversion as compared to the number of shares that would have been received at the original conversion prices

Goal #1: Simplify the Capital Structure

How Does the Proposed Transaction Assist Chembio in Achieving Goal #1?

- The proposal would also include a one-time reduction of the warrant exercise price to $0.40 if the warrants are exercised immediately at Closing <u>for cash</u> or for a cashless exercise pursuant to the plan, to $0.45. Warrant holders must also agree to waive any associated full-ratchet, anti-dilution provisions for this transaction. This could substantially reduce the number of outstanding warrants.

- Based on discussions with a few large holders, Chembio believes it will receive a cash infusion of at least $2 million which would help Chembio in pursuing its business plan.

Goal #2: Reduce the Perceived Financing Risk

The Facts

- As of June 30, 2007, Chembio had approximately $3.0 million of cash on hand

- Chembio used approximately $1.3 million of cash during the 6-month period ended June 30, 2007

- The sufficiency of Chembio's current cash-on-hand is often a topic of discussion with investors that may be contemplating an investment in the Company

The Problem

- Investors may be hesitant to invest in Chembio because of a perceived financing risk that could lead to significant future dilution

---

GOAL #2

Reduce the perceived financing risk by raising a minimum of at least $2 million in additional capital with lower dilution to shareholders than is expected to be otherwise available

---

15

Goal #2: Reduce the Perceived Financing Risk

How Does the Proposed Transaction Assist Chembio in Achieving Goal #2?

- Based on our analysis, raising capital at this time through a cash exercise of outstanding warrants and waiver of anti-dilution ratchet provision only for this single transaction by non-exercising warrant holders is a low dilution strategy.

  – With Chembio's existing capital structure, we believe that a traditional private financing transaction would likely be highly dilutive and require significant structuring to appeal to investors

  – In addition to raising capital, the exercise of the warrants has the benefit of simultaneously reducing the outstanding amount of equity-linked securities in the Company's capital structure

- Based on discussions with a few large holders, Chembio believes it will raise at least $2 million through the cash exercise of warrants through April 1, 2008.

Warrant Exercise Breakeven Analysis

- According to the terms of the proposed transaction, the net value received upon the <u>cashless</u> exercise of 100 warrants at <u>Closing</u> would be as follows:

Would exercise on a cashless basis at $0.45 into…

100 Warrants ⟶ 15 Common Shares [1] = $7.80 of Net Value [1]

(1) The number of common shares to be exchanged for the exercise of warrants at Closing will be calculated using a market value of the common stock equal to the greater of (a) $0.53 or (b) the 10-day Volume Weighted Average Price (VWAP) prior to the Closing. The net value is calculated by taking the 10 day VWAP (or $.53 if VWAP < $.53) and subtracting the strike price times the number of warrants being exercised. This value is then divided by the 10 day VWAP to arrive at the number of shares to be issued. EXAMPLE: Under our plan and assuming VWAP of $.52, then the price to be used would be the $.53 minimum under the plan. Therefore each warrant is worth $.08 ($.53 less the new strike price of $.45). This amount times an example of 100 warrants would yield $8. This then divided by the $.53 price will yield 15 shares. These 15 shares then valued at the market price (also assumed in our example to be $.52) would be worth $7.80 (15 times $.52).

- To generate $7.80 of value under the original warrant terms, CEMI's stock price would <u>need to appreciate significantly prior to the expiration</u> of the warrants

To generate $7.80 of net value on 100…	*CEMI's stock price per share would need to appreciate…*	*…within the following period of time (yrs)*
Series A Warrants [2]	88% (to $0.98)	1.6 years
Series B Warrants [2]	32% (to $0.69)	2.3 years
Series C Warrants [2]	107% (to $1.08)	4.0 years

(2) The original exercise price for the Series A warrants is $0.90, the Series B warrants is $0.61 and the Series C warrants is $1.00.

CHEMBIO
DIAGNOSTICS, INC.

III | **Transaction Consequences**

Status Quo Capital Structure

	Common Stock and Options	%	Common Shares Underlying Preferred	%	Warrants	%
Common Stock	14,080,155	85.3%	-	-	-	-
Series A	-	-	7,079,506	26.7%	9,777,921	37.3%
Series B	-	-	9,154,558	34.5%	9,857,518	37.6%
Series C	-	-	10,312,500	38.8%	2,578,125	9.8%
Additional Warrants	-	-	-	-	3,982,521	15.2%
Options	2,436,125	14.7%	-	-	-	-
Total	16,516,280	100.0%	26,546,564	100.0%	26,196,085	100.0%

Fully Diluted	69,258,929	
Market Cap	**$6,910,446**	
Shares used to Calculate Market Cap[1]	14,102,951	

Note: Current stock price is $0.49 as of close on October 15, 2007
Note: Does not include accrued and unpaid dividends
(1) Based on treasury stock method; Includes in the money options and warrants but no value to preferred shares

Summary of Capital Structure Under Different Scenarios

	Status Quo	%	Conversion of Preferred	%	Conversion of Preferred and Exercise of Warrants Raising the Company $1 million at Closing and $1 million through April 1, 2008 with No Additional Warrants Exercised	%
Common Shares	14,080,155	20.3%	55,340,697	65.9%	60,062,919	71.5%
Preferred Shares	26,546,564	38.3%	-	0.0%	-	0.0%
Warrants	26,196,085	37.8%	26,196,085	31.2%	21,473,863	25.6%
Options	2,436,125	3.5%	2,436,125	2.9%	2,436,125	2.9%
Fully Diluted	69,258,929	100.0%	83,972,907	100.0%	83,972,907	100.0%
Market Cap	**$6,910,446**		**$27,128,111**		**$29,442,000**	
Shares used to Calculate Market Cap [1]	14,102,951		55,363,493		60,085,715	

Note: Current stock price is $0.49 as of close on October 15, 2007
Note: Does not include accrued and unpaid dividends
(1) Based on treasury stock method; Includes in the money options and warrants but no value to preferred shares

IV | Appendix

Market Statistics and Price / Volume Chart

($ and shares in millions, except per share amounts)

Market Value	
CEMI (10/15/2007)	$0.49
52-Week High (10/16/2006)	$0.90
% Discount to 52-Week High	*45.7%*
52-Week Low (09/21/2007)	$0.40
% Premium to 52-Week Low	*22.3%*
Diluted Shares Outstanding [1]	14.103
Equity Value	$6.9
Plus: Debt (as of 6.30.07)	0.1
Less: Cash (as of 6.30.07)	3.0
Total Enterprise Value (TEV)	$4.1

Trading Multiples [2]	
TEV / CY 2007E Revenue	0.4x
TEV / CY 2008P Revenue	0.3x



Trading Range		Stock Price Average			Volume Average (000s)		Daily Volume (000s)	
High (10/16/2006)	$0.90	10-Day		$0.59	10-Day	16.6	High (3/28/2007)	539.0
Low (9/21/2007)	$0.40	30-Day		$0.54	30-Day	15.6	Low (11/21/2006)	0.0
Average	$0.65	60-Day		$0.54	60-Day	21.5	Average	30.9
Spot (10/15/2007)	$0.49	90-Day		$0.54	90-Day	31.3	Short Interest [3]	0.0

(1) Calculated using Treasury Stock Method.
   - Based on 14,080,155 shares outstanding per company as of 7/31/07
   - Includes 2,436,125 options with an average exercise price of $0.70 per Company
   - Includes 26,196,085 warrants with exercise prices ranging from $0.45 to $4.00 per Company
(2) Based on CEUT research
(3) As of 10/15/07